ForeverGreen [logo] 972 North 1430 West T. 801-655-5500 Orem, Utah 84057 F. 801-655-5505 www.forevergreen.org

November 12, 2008

Jill S. Davis, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C.  20549-7010

RE:

ForeverGreen Worldwide Corporation

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed April 7, 2008

Response letter dated September 4, 2008

File No.  0-26973

Dear Ms. Davis,

This letter is in response to your comment letter dated October 28, 2008 regarding the above identified Form 10-K of ForeverGreen Worldwide Corporation (the “Company”).  The Company is filing via EDGAR this response letter; however, the Company will delay filing an amended Form 10-K until the issue of the accounting treatment for our business combination is resolved to your satisfaction.

Accordingly, we have provided our responses to your comments and upon your review and acceptance of our accounting treatment, the Company will file an amended Form 10-K.  We have restated your comments on the following pages and each comment is followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2007

Notes to the Consolidated Financial Statements

Note 6  Business Combinations, page 36

1.

We note from your Form 8-K/A filed January 17, 2006, that Messrs. Williams, Reitz, Huang and Gray each sold membership units in ForeverGreen International, LLC in exchange for 1,266,667 (post reverse split) shares of Whole Living, Inc.  Subsequent to this transaction, each individual was named as an executive officer of the company.  Please tell us what, if any ownership interest or management positions these individuals continued to have in ForeverGreen International LLC subsequent to this transaction.  If applicable, please include the number of interests, and what percentage such amounts were of the total outstanding.

Ms. Davis

U.S. Securities and Exchange Commission

November 12, 2008

Response:   Subsequent to the January 2006 transaction, the officers and managers of ForeverGreen International, LLC (“ForeverGreen LLC”) and Whole Living, Inc. (“Whole Living”) were the same. As disclosed in the Form 8-K filed by Whole Living on January 13, 2006:

▪

Ronald Williams was the President and CEO of both companies.

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Brenda Huang was the Vice President of Marketing for both companies.

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Robert Reitz was the CFO and Vice President of Finance for both companies.

▪

Jerry Gray was the Vice President of Operations and Product Development for both companies.

ForeverGreen LLC has 8,000,000 units of voting ownership and 2,000,000 units of non-voting ownership issued and outstanding before and after the January 2006 transaction and, as of the date of this response, ForeverGreen LLC still has the same number of ownership units issued and outstanding.  The equity interest of voting and non-voting units were, and are, equal.

After the January 2006 exchange of ForeverGreen LLC ownership for Whole Living ownership, Robert Reitz, Brenda Huang, and Jerry Gray each retained 100,000 units of ForeverGreen LLC ownership; all non-voting.  Ronald Williams maintained 1,600,000 units of ForeverGreen LLC ownership; all voting.  Thus, Robert Reitz, Jerry Gray, and Brenda Huang each maintained 1% ownership of the 10,000,000 issued and outstanding ForeverGreen LLC ownership units after the January 2006 transaction.  Ronald Williams maintained 16% of ownership units and 20% of the voting units after the January 2006 transaction.  Combined, these four persons, Ronald Williams, Robert Reitz, Brenda Huang, and Jerry Gray, owned 19% of the total ownership units and 20% of the voting units of ForeverGreen LLC after the January 2006 transaction.

2.

Per review of the Agreement of Share Exchange between Whole Living and ForeverGreen International filed with the Form 8-K on 12/19/06, we note Section 4.17 of the agreement says the following:

“Accounting Matters    To its knowledge, Whole Living has not taken or agreed to take any action that would prevent the Share Exchange from being accounted for as a capital transaction similar to a reverse acquisition and Whole Living has no reason to believe that the Share Exchange will not qualify for accounting as a capital transaction similar to a reverse acquisition.”

Ms. Davis

U.S. Securities and Exchange Commission

November 12, 2008

Please tell us what facts and circumstances changed that led you to conclude the share exchange should no longer be accounted for as a capital transaction similar to a reverse acquisition.

Response:   Section 4.17 of the Agreement of Share Exchange (“Agreement”) did not require that the transaction be recorded as a reverse merger.  This section was intended to express that Whole Living was unaware of any circumstance that was an obvious reason the transaction would be prohibited from being recorded as a reverse merger, should Whole Living decide it correct to record the transaction as a reverse merger.  ForeverGreen LLC owners had expressed an interest in the possibility of a reverse merger and the Agreement, initially drafted by Whole Living, included this clause in response to that interest.

However, in the subsequent review of the facts, relationships, and history of the transaction by internal accounting and financial officers and managers, internal and external counsel, and Whole Living’s auditors, management and officers, and the board of directors, it was determined that the facts of the situation, as we outlined in our prior response to you, indicated that the transaction should be recorded as an acquisition with Whole Living as the accounting acquirer and ForeverGreen LLC the accounting acquiree; and not as a reverse merger.

In summary, management, in consultation with our independent registered public accounting firm, believes that our accounting treatment is appropriate for the business combination because:

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Whole Living, the acquiring entity, retained 58% of the voting rights of the combined entity.

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Whole Living’s shareholders and governing board have the ability to elect or appoint a voting majority of the governing body of the combined entity.

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Whole Living’s senior management dominates that of the combined entity.

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Whole Living paid a premium over the market value for the equity securities of ForeverGreen LLC.

* * * * * * * * *

Ms. Davis

U.S. Securities and Exchange Commission

November 12, 2008

In connection with our response to your comments, the Company acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely,

/s/ Paul Frampton

Paul Frampton

Chief Financial Officer